UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                               Parlex Corporation
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   701630 10 5
                                 (CUSIP Number)

           Walter A. Winshall, P. O. Box 1027, Captiva, FL 33924-1027
                                  813-472-2018
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 25, 1990
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 701630 10 5 |                         |     Page 2 of 4  Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  Walter A. Winshall                                              |
|         |  013347486                                                       |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS                                                 |
|         |                                                                  |
|         |  PF                                                              |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  USA                                                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   283,516 shares                                    |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   283,516 shares                                    |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  283,516 shares                                                  |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES                                     [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  12.2%                                                           |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON                                        |
|         |                                                                  |
|         |  IN                                                              |
|----------------------------------------------------------------------------|

Item 1.  Security and Issuer

         Common Stock, ($.10 par value)

         Parlex Corporation
         145 Milk Street
         Methuen, MA 01844

Item 2.  Identity and Background

         a. Walter A. Winshall

         b. P.O. Box 1027
            Captiva, FL 33924-1027

         c. self-employed management consultant

         d. no

         e. no

         f. United States of America

Item 3.  Source and Amount of Funds or Other Consideration

         personal funds:  $144,375

Item 4.  Purpose of the Transaction

         The purpose of the acquisition of securities of the issuer by the person making this report is investment in the issuer.

         The person making this report may make further purchases of the issuer's common stock in open market or private transactions from time to time. However, the foregoing should not be interpreted to preclude the person making this report from making no further purchases of the issuer's common stock or from selling any or all of the shares of the issuer's securities now owned or hereafter acquired by him depending on various factors including general economic conditions, monetary and stock market conditions, the price of the stock, and future developments affecting the issuer.

         The person making this report has no present plans and presently knows of no proposals which relate or would result in any of the events or actions described in subparagraphs (b) - (j) of Item 4 of Schedule 13D. However, the foregoing should not be interpreted to preclude the person making this report from making plans or proposals concerning any of these matters from time to time.

Item 5.  Interest in Securities of the Issuer

         a. 283,516 shares (12.2 percent of the class)

         b. sole power to vote and sole power to dispose or to direct the disposition: 283,516 shares (12.2 percent of class)

         c. (1) the person making this report
            (2) October 25, 1990
            (3) 55,000 shares
            (4) $2.625
            (5) open market purchase

         d. not applicable

         e. not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer none

Item 7.  Material to be Filed as Exhibits

         none


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 31, 1990


/s/ Walter A. Winshall
----------------------------
Walter A. Winshall